Filed by Clear Channel Communications, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                             Subject Company: Clear Channel Communications, Inc.
                                                      Commission File No. 1-9645

For Immediate Release

                 [CLEAR CHANNEL COMMUNICATIONS, INC. LETTERHEAD
                                                                   NEWS RELEASE


                CLEAR CHANNEL ACQUIRES FRENCH RAILWAY ADVERTISING


San Antonio, Texas, May 18, 2000 Clear Channel Communications announced today that it has signed an agreement to acquire 80% of France Rail Publicite (FRP), which handles all outdoor advertising on railway property in France. FRP is a subsidiary of SNCF, the national French railway operator. FRP also owns France Bus, which operates bus advertising in France. Clear Channel is planning a major investment program to modernize the advertising facilities offered.

FRP has approximately $100 million in revenue from media including 20,000 advertising panels in stations, 15,000 billboards on rail land, 25,000 panels in trains and 7,500 buses. This will supplement Clear Channels existing French billboard and street furniture businesses, Dauphin, Sirocco and Adshel.

About Clear Channel Communications
Clear Channel Communications, Inc., is a global leader in the out-of-home advertising industry with radio and television stations and outdoor displays in 37 countries around the world. Including announced transactions, Clear Channel operates 874 radio and 19 television stations in the United States and has equity interests in over 240 radio stations internationally. Clear Channel also operates more than 700,000 outdoor advertising displays, including billboards, street furniture and transit panels across the world. The Company is headquartered in San Antonio, Texas.

For further information on Clear Channel Communications contact Randy Palmer, Vice President of Investor Relations at (210) 822-2828 or visit our web-site at www.clearchannel.com.

Certain statements in this release constitute 'forward-looking statements' within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.